Exhibit 99.1

CRH MEDICAL CORPORATION

Suite 578 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

NOTICE OF ANNUAL GENERAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 11, 2018

(unless otherwise noted)

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JUNE 12, 2018

These materials are important and require your immediate attention.

If you have questions or require assistance with voting your shares,

you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF CRH MEDICAL CORPORATION

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of the shareholders of CRH Medical Corporation (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2600, Three Bentall Center, Vancouver, BC V7X 1L3, on Tuesday, June 12, 2018 at 1:30 p.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2017 and the auditor’s report thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint the Company’s auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

4.	to transact any other business that may properly come before the Meeting and any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

REGISTERED SHAREHOLDERS OF THE COMPANY WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE COMPANY’S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO M5J 2Y1. FORMS OF PROXY MAY ALSO BE VOTED BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE FORM OF PROXY. BENEFICIAL SHAREHOLDERS SHOULD FOLLOW THE INSTRUCTIONS PROVIDED ON THEIR VOTING INSTRUCTION FORM WHEN VOTING THEIR SHARES. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY AND VOTING INSTRUCTION FORMS MUST BE RETURNED (OR VOTED BY INTERNET) NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING, OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Company has fixed as the record date for the Meeting to be the close of business on Friday, April 27, 2018. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Dated at Vancouver, British Columbia, this 11 day of May, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS:

(signed) “Edward Wright”

Edward Wright,

Chief Executive Officer

CRH MEDICAL CORPORATION

Suite 578 – 999 Canada Place,
Vancouver, British Columbia
V6C 3E1

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 11, 2018

(unless otherwise noted)

Solicitation of Proxies

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company. The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2300, Three Bentall Center, Vancouver, BC V7X 1L3 on June 12, 2018 at 1:30 p.m. (Vancouver time) or any adjournment thereof for the purposes set forth in the Notice of Annual General Meeting accompanying this Information Circular.

Instruments of proxy must be received by the Company’s transfer agent, Computershare Investor Services Inc., 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Company (the “Board”) has fixed the record date for the Meeting to be the close of business on Friday, April 27, 2018. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Voting of Common Shares

Registered Shareholders

Only shareholders that are registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent (“Registered Shareholders”), or duly appointed proxyholders, (except as discussed below under “Beneficial Shareholders”) will be recognized to make motions or vote at the Meeting.

Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

a)	complete, date and sign the proxy and return it to Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

b)	use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or

c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions given on the website and must refer to the proxy for the control number.

Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Beneficial Shareholder”) but which are registered either: (a) in the name of a nominee that the Beneficial Shareholder deals with in respect of the shares (nominees include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) (“Nominee”); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Nominee is a participant. Beneficial Shareholders may not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.

Applicable regulatory policy requires Nominees to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Nominee has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of Nominees now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Each Beneficial Shareholder is requested to complete and return the voting instruction form by mail or fax. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote their shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the Beneficial Shareholder’s voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment thereof.

The Company may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone.

The Company may reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to beneficial owners of common shares held as of record.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders of the securities. If you are a Beneficial Shareholder, and the issuer or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the Meeting or any adjournment thereof. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of a Nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote their shares in that capacity. To do this, a Beneficial Shareholder must enter their own name in the blank space on the voting instruction form or form of proxy provided to them and return the voting instruction form or form of proxy to their Nominee (or the agent of such Nominee) in accordance with the instructions provided by such Nominee or agent well in advance of the Meeting.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group by phone at 1-877-452-7184 (416-304-0211 collect outside of North America) or by email at assistance@laurelhill.com.

Appointment of Proxyholder and Revocability of Proxy

The persons named in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the proxy or by completing another suitable form of proxy.

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder’s attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominee to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General Meeting, and this Information Circular will be borne by the Company. Solicitation will be primarily by mail. In addition, proxies may be solicited in person, by telephone, facsimile, electronically or other means of communication by directors, officers and employees of the Company who will not be additionally compensated therefor.

The Company has also retained Laurel Hill to assist with communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $45,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. The Company has arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Exercise of Discretion by Proxy

THE SHARES REPRESENTED BY ANY PROXY IN FAVOUR OF THE MANAGEMENT NOMINEES WILL, IF THE INSTRUCTIONS CONTAINED IN THE PROXY ARE CERTAIN, BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS MADE BY THE SHAREHOLDER IN THE PROXY. IN THE ABSENCE OF SUCH DIRECTION, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED FOR THE APPROVAL OF THE ITEMS SET OUT IN THE PROXY. FURTHER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTORS SET OUT THEREIN. THE PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING.

Request for Financial Statements

National Instrument 51-102 - Continuous Disclosure Obligations sets out the procedures for a shareholder to receive financial statements. If a shareholder wishes to receive financial statements, the shareholder may indicate his, her or its instructions in the enclosed form of proxy or voting instruction form or provide instructions in any other written format.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 100,000,000 common shares in the capital of the Company (“Common Shares”) without par value. There is one class of shares only. The record date as of which shareholders entitled to vote at the Meeting will be determined is Friday, April 27, 2018.

As at April 27, 2018, 72,907,287 Common Shares were issued and outstanding, each share carrying the right to one vote at the Meeting. Shareholders are entitled to one vote for each share held. A quorum for the transaction of business at the Meeting is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder and in any such case, such shareholders or proxyholders in attendance at the Meeting must hold or represent in the aggregate at least 25% of the eligible vote.

To the knowledge of the directors and senior officers of the Company, as of the date of this Information Circular, no person or corporation, beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board currently consists of five directors. Management proposes to nominate the five persons named in the table below for election as a director. Each director will hold office until the next annual general meeting or until that person sooner ceases to be a director.

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee is equal to or exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall immediately tender his or her written resignation to the Board. The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the Corporate Governance and Nominating Committee may consider such extenuating circumstances as it deems appropriate. The Board must take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and promptly announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election. The Company does not have a formal policy that imposes director term limits. When vacancies arise on the Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

The Company believes that decision-making is enhanced through diversity in the broadest sense and has implemented a Diversity Policy to reflect this principle. In the context of an effective Board, diversity includes valuing an individual’s gender, age, ethnicity, experience and culture, as well as other factors. Diverse skills and backgrounds encourage a range of perspectives and adding diversity can enhance societal norms, provide fair opportunity, and enable the reflection of our society broadly, all within the context of achieving effective stewardship and management.

The Company recognizes that, among other attributes, gender is a significant aspect of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, can play in contributing to effective governance. The Board’s aspirational goal is to ensure that by the completion of the Company’s annual general meeting in 2021 at least 20 per cent of the members of the Board are women.

In order to promote the specific objective of gender diversity, the selection process for Board nominees will involve the following steps:

•	a heightened focus on identifying potential candidates who will increase the gender diversity of the Board; and

•	if, at the end of the selection process, a candidate who increases gender diversity is not selected, the Board must be satisfied that there are objective reasons to support its determination.

In its annual consideration of Board nominees, the Corporate Governance and Nominating Committee will discuss and measure its progress in achieving diversity on the Board and, where appropriate, make recommendations to the Board in that regard.

While the Company does not currently have a female director or executive officer, the Board continually reviews and assesses Board composition and executive officer appointments. Further to the above, the Board considers the level of representation of women on the Board and in executive officer positions in making such appointments and specific effort is made through the selection processes to identify suitable female candidates who meet the Company’s needs. It remains a key objective of the Board to achieve gender diversity.

In order to facilitate gender diversity in management and leadership roles, management shall, to the extent possible:

•	establish gender diversity as a cultural priority across the organisation

•	implement policies that identify and address impediments to gender diversity in the workplace;

•	regularly review the proportion of women at all levels of the Company; and

•	monitor effectiveness of, and continue to expand on, initiatives designed to identify, support and develop talented women with leadership potential.

The Board has also adopted a Retirement Policy setting forth a mandatory retirement age for directors whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday.

Unless a shareholder provides other instructions, the enclosed proxy will be voted for the nominees listed below. Management does not expect that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any nominee is unable or declines to so serve, the persons named in the form of proxy will vote for another nominee of management if presented, or reduce the number of directors accordingly, in their discretion.

Dr. Anthony F. Holler, Chair of the Board, Vancouver, BC, Canada

Dr. Holler was appointed as a director and as Chair of the Board on December 21, 2005.

Prior to joining CRH, Dr. Holler was one of the founders of ID Biomedical Corporation since its inception in 1991. He held a number of executive positions with ID Biomedical, including Chief Executive Officer until the company was acquired by GlaxoSmithKline in December 2005 for $1.7 billion. Dr. Holler was also Chair of Corriente Resources Inc., which sold for approximately $700 million to CRCC-Tongguan Investment Co. in 2010.

Before his involvement in public markets, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia. He holds a Bachelor of Science degree and a medical degree from the University of British Columbia and is a member of the British Columbia College of Physicians and Surgeons.

Other Public Board Affiliations: Sunniva Inc.

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director 1,066,000 Shares 25,000 Options 16,000 Share Units
Dr. David Johnson, Director, Norfolk, Virginia, USA

Dr. Johnson was appointed to the Board on June 1, 2010.

Since 1989, he is also a partner of Gastrointestinal and Liver Specialists of Tidewater PLLC, in Norfolk, VA. In addition, Dr. Johnson currently serves as Professor of Medicine, Chief of Gastroenterology, in Eastern Virginia Medical School.

Dr. Johnson is Board-certified in Internal Medicine and Gastroenterology and is a past President of the American College of Gastroenterology, as well as a Master of the American College of Physicians. He has authored more than 600 papers in the field of gastroenterology.

Other Public Board Affiliations: None.

Independent Director 221,900 Shares 125,000 Options 16,000 Share Units
Todd Patrick, Director, Bellevue, Washington, USA

Mr. Patrick was appointed to the Board on May 25, 2006.

In addition, Mr. Patrick currently serves as President/ Chief Executive Officer and member of the Board of Directors of C3J Therapeutics Inc.

Before joining C3J Therapeutics, Mr. Patrick was the President and Board member of ID Biomedical Corporation from 1994 until 2006, when the company was acquired by GlaxoSmithKline. Prior to ID Biomedical, Mr. Patrick was the Director of the Office of Intellectual Property Administration at the University of California, Los Angeles (UCLA), where he was responsible for the patenting and licensing of intellectual property arising out of UCLA.

Mr. Patrick has been involved in several start-ups and has helped raise over $600 million in equity or debt capital. He has participated in several mergers and acquisitions, including the sale of ID Biomedical for $1.7 billion.

Other Public Board Affiliations: Sunniva Inc.

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director 1,039,563 Shares 4,687 Options 16,000 Share Units
Ian Webb, Director, Vancouver, BC, Canada

Mr. Webb was appointed to the Board on May 25, 2006.

Mr. Webb is a retired partner of the law firm of Borden Ladner Gervais LLP, (“BLG”), where he practiced in the areas of corporate and securities law, with an emphasis on the legal requirements of public companies. He retired from BLG in 2010. Prior to joining CRH, Mr. Webb was also a member of the Board of Directors of ID Biomedical Corp.

Mr. Webb was admitted to the British Columbia bar in 1982, after graduating from Osgoode Hall Law School at York University with a Bachelor of Laws in 1981. Prior to that, he received a Master of Science in Theoretical Physics from the University of Saskatchewan in 1976.

Other Public Board Affiliations: Sunniva Inc.

Member of the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee Independent Director 195,920 Shares 25,000 Options 16,000 Share Units

Edward Wright, CEO and Director, Vancouver, BC, Canada

Mr. Wright became the CEO and was appointed to the Board on September 18, 2006.

Prior to joining CRH Medical, Mr. Wright worked for Richemont, owner of several of the world's leading companies in the field of luxury goods, as President of Baume & Mercier North America and then as Senior Vice President of Retail for Cartier North America until August 2006.

Upon arriving at CRH, Mr. Wright set out to maximize the value of CRH’s O’Regan System and was instrumental in its introduction to Gastroenterologists in the United States, thereby creating a paradigm shift in the treatment of hemorrhoids within the Gastroenterology community. The CRH O’Regan System’s direct-to-physician model has extended the continuum of care for Gastroenterologists’ patients.

Mr. Wright directed a strategic business review that, in December 2014, culminated in the launch of CRH Anesthesia Management, a business that provides gastrointestinal (“GI”) anesthesia services to ambulatory surgical centers across the US. CRH Anesthesia has become one of the leading GI anesthesia companies in the US with the goal of becoming the nation’s pre-eminent provider of GI anesthesia. Under Mr. Wright’s direction, CRH has become a profitable company with strong cash flow generation.

In 2015, Mr. Wright was recognized as British Columbia’s CEO of the year in the small-medium public company category. He is a member of the Young Presidents’ Organization.

Other Public Board Affiliations: None.

Non-Independent Director(1) 150,000 Shares 700,000 Options 670,000 Share units

Notes:

(1)       See “Statement of Corporate Governance Practices – Board” below.

(2)       Information regarding security holdings has been provided by each nominee.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no proposed director of the Company:

(a)	is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the director was acting in that capacity; or

(ii)	was the subject of a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while the director was acting in that capacity;

(b)	is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while the director was acting in that capacity or within a year of the director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Dr. Anthony Holler and Todd Patrick are former directors of Inviro Medical Inc. (“Inviro”). Inviro is a company incorporated under the laws of Canada which owned certain intangible assets including goodwill and customer relationships, and all of the issued and outstanding shares of Inviro Medical Devices, Inc. (the “US Subsidiary”). The US Subsidiary owned inventory manufactured in accordance with licences issued by the Department of Health of the Government of Canada and the United States Food and Drug Administration. On October 29, 2010, Inviro declared that it was no longer a going concern, and on or about that date, Inviro ceased to carry on business and all of its directors and officers, including Dr. Holler and Mr. Patrick, resigned. On February 10, 2011, the Supreme Court of British Columbia issued an order appointing Alvarez & Marsal Canada Inc. (the "Receiver") as receiver and manager of all of the assets, undertakings and properties of Inviro. Pursuant to a further order pronounced by the Supreme Court of British Columbia on February 24, 2012, certain distributions to certain Debenture holders of Inviro were authorized. The receivership process became complete on or around March 2013. On April 9, 2013, the Supreme Court of British Columbia issued an order discharging the Receiver.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, to serve as auditors of the Company until the next annual general meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP was first appointed as the Company’s auditor on January 14, 2008.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP as auditors of the Company to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board.

EXECUTIVE COMPENSATION

Currency

The Company reports its financial statements in United States dollars and therefore all dollar amounts contained in this Information Circular are reported in United States dollars unless otherwise indicated. Canadian dollars are indicated as “CDN$”.

Any compensation that was paid to a Named Executive Officer (as defined herein) in currency other than United States dollars was converted to United States dollars based on the 2017 average exchange rate as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars being CDN$1.00 equals USD$0.77.

Compensation of Named Executive Officers

For purposes of this Information Circular, the term “Named Executive Officers” means, collectively:

(a)	the Company’s chief executive officer (the “CEO”);

(b)	the Company’s chief financial officer (the “CFO”);

(c)	each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)	any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

and “Named Executive Officer” means any one of them.

Based on the foregoing definition, during the most recently completed financial year of the Company, there were three Named Executive Officer(s), namely, Edward Wright, its CEO, Richard Bear, its CFO and James Kreger, its President of Anesthesia.

Compensation Discussion & Analysis

The Company’s policy with respect to the compensation of the Named Executive Officers is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including revenue and earnings growth; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders. The Compensation Committee utilizes industry compensation surveys and publically available information on similar size companies in evaluating compensation to its Named Executive Officers.

Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Holler, Webb and Patrick. The Board has determined that all members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations). Each of the committee members has direct experience that is relevant to his responsibilities with respect to executive compensation through playing a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and procedures; being a member of boards of other public companies; and/or being a legal advisor to boards of other public companies.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the CEO, and making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers.

Compensation Elements

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to executives based on their level of attainment of these goals.

The Company’s current executive compensation program is comprised of the following three components: (i) base salary; (ii) short-term non-equity incentive compensation, consisting of a cash bonus linked to both individual and corporate performance; and (iii) long-term equity compensation, consisting of the Company’s Stock Option Plan and Share Unit Plan (both as defined herein) established for the benefit of its directors, executive officers, employees and service providers.

Base Salary

Salaries of the Company’s executive officers are based on a comparison with competitive positions and industry standards. The starting point to determine executive base salaries is the median of executive salaries in comparable companies. These are reviewed annually by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Compensation Committee also takes into consideration the fulfillment of the corporate objectives of the Company including but not limited to revenue growth, cash flow, net income (loss) and the market value of the Company, as well as the individual performance of the executive.

Short-Term Non-Equity Incentive Compensation

The short-term non-equity incentive compensation plan sets out the allocation of incentive awards based on the financial results and the advancement of the Company’s strategic objectives. These objectives are set as part of the annual review of corporate strategies. In the case of executive officers, the program is designed to maximize corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Compensation Committee and the Board and is based upon an assessment of each individual’s performance, as well as the performance of the Company. As of the year ended December 31, 2017 there were cash bonuses paid or accrued to executive officers under our short-term non-equity incentive compensation plan totalling $53,207. Mr. Wright and Mr. Bear were not awarded any bonus in 2017. Mr. Kreger was awarded a bonus of $53,207 in respect of his activities related to the Company’s achievement of revenue goals and net income goals and anesthesia services acquisitions

Long-term Equity Compensation Plan

The long-term component of the compensation of the Company’s executive officers is based on the Stock Option Plan and Share Unit Plan, which permit the award of a number of options or share units that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options and share units generally vest over a period of years.

Equity-Based Awards

Stock Option Plan

The Company established its Amended and Restated Stock Option Plan (the “Stock Option Plan”) in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company.

Individuals eligible to participate under the Stock Option Plan are determined by either the Board or the Compensation Committee. The Stock Option Plan provides that the Company can issue up to 7,226,800 Common Shares as options, subject to adjustment in certain circumstances. As of the date of this Circular, there were 1,344,687 Options outstanding, representing 1.8% of the Company’s issued and outstanding common shares, leaving 2,300,677 Options available for grant, representing 3.2% of the Company’s issued and outstanding common shares.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The Board or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. Options granted under the Stock Option Plan are non-assignable and non-transferable. The exercise price of options may not be lower than the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day preceding the date of grant of the option.

If an individual eligible to participate under the Stock Option Plan is terminated for cause, all options granted to such individual will also terminate on the date of such individual’s termination. If such person is terminated for reasons other than cause, all options granted to such individual will terminated within 90 days of such date. If a participant under the Stock Option Plan dies, such participant’s stock options may be exercised by their personal representative or administrator until the earlier of the option’s expiry date or the date that is one year from such participant’s death.

Options granted under the Stock Option Plan generally vest in equal tranches over a four year period or as otherwise determined by the Board or the Compensation Committee, as the case may be. With respect to options that expire during a blackout period, or within ten days of the expiration of a blackout period, such expiry date shall automatically extend for a period of ten days beyond the expiration of the blackout period.

The Stock Option Plan provides that the maximum number of stock options issuable to insiders (as that term is defined by the TSX), together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Stock Option Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

The Board and the Compensation Committee collaborate when determining option grants. The Board is responsible for interpreting the Stock Option Plan and has the authority to adopt policies and procedures to facilitate the administration of the Stock Option Plan. The Board may amend or discontinue the Stock Option Plan at any time provided that any such amendment does not alter or impair a previously granted option. However, any amendment of the Stock Option Plan will require the prior approval of the TSX, and, if applicable, the prior approval of the Company’s shareholders in accordance with the policies of the TSX.

The following table sets out the burn rate of the Option Plan for the three most recently completed financial years:

Year	Options granted	Weighted average securities outstanding	Burn rate
2017	Nil	73,712,670	-
2016	Nil	71,826,884	-
2015	Nil	67,870,529	-

Share Unit Plan

The Company’s Share Unit Plan (the “Share Unit Plan”) was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the Share Unit Plan, to better align the interests of participants with the long-term interests of shareholders.

The Board has been emphasizing the use of Share Units (“SUs”) issued under the Share Unit Plan, as opposed to stock options issued under the Option Plan, as part of the Company’s overall executive compensation plan. Since the value of SUs increases or decreases with the price of the Common Shares, SUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, SUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The Share Unit Plan is administered by the Compensation Committee or such other committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Company, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive SUs and the number of SUs to be awarded to each participant. SUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each SU awarded conditionally entitles the participant to receive one Common Share upon attainment of the SU vesting criteria. Each grant of Share Units will be subject to any policy of the Company that may be in place from time to time relating to the “clawback” of the value of any SUs in certain circumstances.

The vesting of SUs is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the SUs will be determined at the time of the grant by the Committee.

Once the SUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. SUs will be settled through the issuance of the Common Shares from treasury. The SUs may be settled on the payout date, which will be determined by the Committee at the time of the grant, which in any event will be no later than the expiry date for such SUs. The expiry date of SUs will be determined by the Committee at the time of grant. However, the maximum term for all SUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired SUs are available for future grants.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan will not exceed 5% of the number of issued and outstanding shares, which as of the date hereof represents 3,645,364 shares, and when combined with securities available for issuance under any other security-based compensation arrangement of the Company (as such arrangements are defined in the TSX Company Manual), will not exceed 10% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis. As of the date of this Circular, there were 2,576,500 SUs outstanding, representing 3.5% of the Company’s issued and outstanding common shares, leaving 1,068,864 SUs available for grant (assuming no additional options are granted under the Stock Option Plan), representing 1.5% of the Company’s issued and outstanding common shares.

The Share Unit Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

The number of Share Units granted to non-employee directors under the Plan, in combination with all other equity awards granted to non-employee directors under any other security based compensation arrangement, is limited to an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-employee director, provided that the total value (based on grant date fair value as determined by the Board) of stock options issuable to any one non-employee director in any one year period will not exceed $100,000.

If at any time within one year from the date of a Change of Control (as defined in the Share Unit Plan): (i) a participant’s relationship with the Company is terminated by the Company other than for cause or (ii) a participant resigns for good reason, all outstanding SUs held by such participant will vest and the payout date in connection with such participant’s vested SUs will be accelerated to the date of such participant’s termination or resignation; provided that in the event that any SUs are subject to performance-based vesting conditions, then the vesting of such SUs will accelerate only to the extent that such performance-based vesting conditions have been satisfied and further provided that if a performance-based vesting condition is, in the Board’s discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which the vesting condition has been satisfied, as determined by the Board.

Unless otherwise determined by the Company in accordance with the Share Unit Plan, SUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s SUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited SUs are available for future grants.

SUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the Share Unit Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Share Unit Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Share Unit Plan;

(c)	to change the vesting provisions of SUs;

(d)	to change the termination provisions of SUs or the Share Unit Plan that does not entail an extension beyond the original expiry date of the SU;

(e)	to preserve the intended tax treatment of the benefits provided by the Share Unit Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Share Unit Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the Share Unit Plan other than as already contemplated in the Share Unit Plan;

(ii)	an extension of the expiry date for SUs granted to insiders under the Share Unit Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign SUs beyond what is currently permitted in the Share Unit Plan;

(v)	the addition of new categories of participants, other than as already contemplated in the Share Unit Plan;

(vi)	an amendment to the number of SUs which may be granted to non-employee directors; or

(vii)	an amendment to the amendment provisions of the Share Unit Plan.

The following table sets out the burn rate of the Share Unit Plan for the three most recently completed financial years:

Year	SUs granted	Weighted average securities outstanding	Burn rate
2017	324,000	73,712,670	0.44%
2016	2,054,000	71,826,884	2.86%
2015	2,509,000	67,870,529	3.70%

Clawback Policy

On May 5, 2017, the Board adopted an executive compensation clawback policy (the “Clawback Policy”) pursuant to which the Company may claw back performance-based compensation (including cash bonuses and equity compensation) from the Chief Executive Officer, Chief Financial Officer and other officers of the Company if: (i) the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct (as defined below) of an officer directly caused or directly contributed to the need for such material restatement; or (ii) an officer has engaged in fraud, theft, embezzlement or serious misconduct, has engaged in any conduct that would qualify as cause for termination of employment at common law or has been negligent in the performance of his or her duties to the Company (collectively, “Misconduct”), irrespective of whether there was a material restatement. The independent members of the Board have discretion to decline to seek recovery of the amounts otherwise recoverable. The Clawback Policy applies to performance-based compensation granted on or after June 8, 2017.

Risk Assessment of Compensation Policies and Practices

Annually, the Compensation Committee conducts a risk assessment of the Company’s compensation policies and practices as they apply to all employees, including all executive officers. The design features and performance metrics of the Company’s cash and stock-based incentive programs along with the approval mechanisms associated with each are evaluated to determine whether any of these policies and practices would create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee discusses the results of the risk assessment with the Company’s management and if any adjustments to the design features or performance metrics are required. Based on this assessment, it was concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph and table compares the cumulative shareholder return on a CDN$100 investment in the Common Shares to a similar investment in the companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2012 to December 31, 2017.

Summary Compensation Table

The aggregate cash compensation paid to the Named Executive Officers for services rendered during the financial year ended December 31, 2017 was $1,003,207. Compensation includes salaries and bonuses earned in the year. Mr. Wright was not paid directors’ fees.

						Non-equity incentive plan compensation ($)
Name and principal position	Year(1)	Salary ($)(2)	Share-based awards ($)		Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation($)	Total compensation($)
Edward	2017	$350,000	-		-	-	-	-	-	$350,000
Wright, CEO	2016	$350,000	$3,506,250	(4)	-	$144,500	-	-	-	$4,000,750
	2015	$273,735	$1,670,000	(3)	-	$82,121	-	-	-	$2,025,856
Richard	2017	$325,000	-		-	-	-	-	-	$325,000
Bear, CFO	2016	$325,000	$3,506,250	(4)	-	$137,750	-	-	-	$3,969,000
	2015	$300,000	$1,670,000	(3)	-	$90,000	-	-	-	$2,060,000
James Kreger,(7)	2017	$275,000	$111,560	(6)	-	$53,207	-	-	-	$439,767
President Anesthesia	2016	$131,771	$1,295,500	(5)	-	$35,063	-	-	-	$1,462,334

(1)	Financial year ended December 31.

(2)	Edward Wright’s salary is paid in Canadian dollars in 2015 and converted to United States dollars for purposes of financial reporting and for the executive compensation disclosure contained herein. In Canadian dollars, Mr. Wright was paid a salary of $350,000 for the 2015 calendar year respectively.

(3)	The value of the share-based awards reflects the fair value of share units granted on February 20, 2015. The fair value for the performance based portion, share units vest when the share price reaches CAD$5.00 and CAD$10.00 respectively for any ten trading days, was computed using a binomial pricing model with the following assumptions: a) average risk-free interest rate of 0.59%; b) the share price on the grant date was $2.97; c) expected volatility of 64.36%; d) forfeiture rate of 0%; and e) no expected dividend payments. The binomial model was used to compute share unit fair values because it is an option model that can be used to incorporate performance targets and is considered to produce a reasonable estimate of fair value.

(4)	The value of the share-based awards reflects the fair value of share units granted on December 16, 2016. The fair value for the performance based portion, share units vest when the share price reaches CAD$15.00 and CAD$20.00 respectively for any thirty trading days, was computed using a binomial pricing model with the following assumptions: a) average risk-free interest rate of 0.61%; b) the share price on the grant date was $5.50; c) expected volatility of 66.56%; d) forfeiture rate of 0%; and e) no expected dividend payments. The binomial model was used to compute share unit fair values because it is an option model that can be used to incorporate performance targets and is considered to produce a reasonable estimate of fair value. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.99%; b) expected life of 4.76 years; c) the price of the stock on the grant dates were $5.50; d) expected volatility of 66.56; e) forfeiture rate of 3.79%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(5)	The value of the share-based awards reflects the fair value of share units granted on July 11, 2016. The fair value for the performance based portion, share units vest when EBITDA attributable to shareholders in any fiscal year is $100,000,000 and $150,000,000, was computed using a binomial pricing model with the following assumptions: a) average risk-free interest rate of 0.61%; b) the share price on the grant date was $3.62; c) expected volatility of 68.27%; d) forfeiture rate of 0%; and e) no expected dividend payments. The binomial model was used to compute share unit fair values because it is an option model that can be used to incorporate performance targets and is considered to produce a reasonable estimate of fair value. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.50%; b) expected life of 4.00 years; c) the price of the stock on the grant dates were $3.62; d) expected volatility of 66.386; e) forfeiture rate of 3.43%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(6)	The value of the time-based share-based awards reflects the fair value of share units granted on December 7, 2017. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.59%; b) expected life of 4.00 years; c) the price of the stock on the grant dates were $2.46; d) expected volatility of 68.53%; e) forfeiture rate of 3.57%%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(7)	Mr. Kreger was employed by the Company effective July 11, 2016.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based AwardsThe following table sets forth information for each Named Executive Officer regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Equity-Based Awards”.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-Money options at FY-End ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value at share-based awards not paid out or distributed ($)
Edward Wright	700,000 (1)	$0.56	24-Jan-2024	$1,465,303	670,000	$1,775,500	N/A
Richard Bear	350,000 (1)	$0.56	24-Jan-2024	$732,652	670,000	$1,775,500	N/A
James Kreger	-	-	-	-	400,000	$1,060,000	N/A

(1)	These options vest equally over sixteen quarters, first vesting occurs three months after grant date.

(2)	Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Common Shares as at December 31, 2017 of $2.65 on the NYSE and the exercise price of the options.

(3)	Value of the market or payout value of share-based awards that have not vested is calculated based upon the market value of the Common Shares as at December 31, 2017 $2.65 on the NYSE .

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)(5)
Edward Wright	$767,912 (2)	530,000(4)	4,565,738
Richard Bear	$262,627 (3)	530,000(4)	4,565,738
James Kreger	-	-	-

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	175,000 options exercisable at $0.56 vested on January 23, 2017, April 23, 2017, July 23, 2017 and October 23, 2017. The closing prices of the Common Shares on the NYSE on January 23, 2017, April 23, 2017, July 23, 2017 and October 23, 2017 were $5.95, $7.35, $3.20, and $2.30. Options were granted at market prices.

(3)	87,500 options exercisable at $0.56 vested on January 23, 2017, April 23, 2017, July 23, 2017 and October 23, 2017. The closing prices of the Common Shares on the NYSE on January 23, 2017, April 23, 2017, July 23, 2017 and October 23, 2017 were $5.95, $7.35, $3.20, and $2.30. Options were granted at market prices.

(4)	500,000 restricted share units vested on March 20, 2017. The closing prices of the Common Shares on the NYSE on March 20, 2017 was $8.50. 30,000 restricted share units vested on December 8, 2017. The closing prices of the Common Shares on the NYSE on December 8, 2017 was $2.40.

(5)	Value of the market or payout value of share-based awards that vested is calculated based upon the market value of the Common Shares as at the vesting date on the NYSE.

Pension Plan Benefits

The Company has not established any pension plan or retirement benefit plan and none are proposed at this time.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities, and Employment Contracts

On August 18, 2006 (and as most recently amended on January 8, 2018), the Company signed an employment contract with Edward Wright, the CEO, which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 40% of the annual salary, but which shall not be capped at 40% of the annual salary. The employment contract provides for termination payments to be made to the CEO as follows: (i) in the event of death or total incapacity of the CEO or in the event of termination of the CEO for just cause, the Company will pay to the CEO an amount equal to six months’ salary or provide notice in lieu of payment; and (ii) in the event of termination of the CEO by the Company without just cause or by Mr. Wright after July 1, 2020, the Company will provide a payment in the amount of his annual salary at the then current rate of such annual salary plus an additional one month payment for each consecutive year the employee was employed, after the first year of employment, to a maximum of 18 months payment plus any other amounts accrued as owing; and (iii) in the event of termination of the CEO as a result of a change of control of the Company, the Company will pay to the CEO an amount equal to 24 months’ salary, including any annual bonuses. If the CEO’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive, $175,000 if the triggering event in (i) above occurred, $641,667 if the triggering events in (ii) above occurred, and $844,500 if the triggering event in (iii) above occurred. In the event of a termination the CEO’s contract provides for continuing confidentially and non-disclosure obligations in accordance with industry standards. In addition, upon a termination following a change of control, all unvested SUs granted prior to June 8, 2017 will be deemed to be vested. All SUs granted on or after June 8, 2017 may vest under certain circumstances upon termination following a change of control as further described under the heading “Executive Compensation – Equity-Based Awards – Share Unit Plan”.

The Company has an employment contract with Richard Bear (and as most recently amended on February 12, 2018), the CFO, which provides for an annual salary plus an annual bonus, which is based upon certain metrics and is at the Company’s sole discretion and shall equal 40% of the annual salary. The employment contract provides for termination payments to be made to the CFO as follows: (i) in the event of death or disability of the CFO, the Company will pay to the CFO an amount equal to six months’ salary; and (ii) in the event of termination of the CFO by the Company without cause, or if the CFO terminates his employment for good reason or terminates his employment without good reason after July 1, 2020, the Company will provide an amount equal to 18 months’ salary plus a bonus; and (iii) in the event of termination of the CFO as a result of a change of control of the Company, the Company will pay to the CFO an amount equal to 24 months’ salary plus a bonus. If the CFO’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive $162,500 if the triggering event in (i) above occurred, $617,500 if the triggering event in (ii) above occurred, and $837,500 if the triggering event in (iii) above occurred. In addition, upon a termination following a change of control, all unvested SUs granted prior to June 8, 2017 will be deemed to be vested. All SUs granted on or after June 8, 2017 may vest under certain circumstances upon termination following a change of control as further described under the heading “Executive Compensation – Equity-Based Awards – Share Unit Plan”.

On June 23, 2016 (effective date July 11, 2016), the Company signed an employment contract with James Kreger, the President of Anesthesia, which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 30% of the annual salary, but which shall not be capped at 30% of the annual salary. The employment contract provides for termination payments to be made in the event the Company terminates employment without cause, if Mr. Kreger terminates for good reason, or if employment is terminated because of a change of control. The termination payment is continuation of base salary for 12 calendar months and any unpaid prorated bonus, should any exist, for the fiscal year ending immediately prior to the effective date of termination. In the event of a termination Mr. Kreger’s contract provides for continuing confidentially and non-disclosure obligations in accordance with industry standards. If Mr. Kreger’s employment was terminated on the last business day of the most recently completed financial year for the reasons specified above, he would have been entitled to receive $357,500. In addition, upon a termination following a change of control, all unvested Share Units granted prior to June 8, 2017 will be deemed to be vested. All Share Units granted on or after June 8, 2017, may vest under certain circumstances upon termination following a change of control as further described under the heading “Executive Compensation – Equity-Based Awards – Share Unit Plan.

DIRECTOR COMPENSATION

Narrative Discussion

The compensation paid to the Board is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Board with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Compensation Committee. Directors’ compensation is comprised of an annual retainer, meeting fees and a long-term component consisting of stock options and share units. Directors’ compensation is included in the mandate of the Compensation Committee. Directors’ compensation is subject to the approval of the Board. Directors who are members of management do not receive compensation for serving as directors.

On April 30, 2015, the Board of Directors approved new compensation arrangements for directors effective January 1, 2015. Pursuant to these arrangements, each non-management Director receives an annual retainer of $25,000 and meeting fees of $1,500 for each meeting attended in person and $750 for each meeting attended by telephone. In addition to the annual retainer, the Board Chair receives an additional annual retainer of $25,000, the Audit Committee Chair receives an additional annual retainer of $15,000, and the Corporate Governance and Nominating Committee Chair and Compensation Committee Chair each receives an additional annual retainer of $7,500. All director fees are paid in U.S. currency. Reasonable expenses incurred in connection with attending to board matters are reimbursed. During the most recently completed financial year, the Directors’ cash fees totaled an aggregate value of USD$210,250. Directors are also eligible to receive stock options and share units under the Stock Option Plan and Existing Share Unit Plan, as described herein.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Anthony Holler	$61,250	$90,485	-	-	-	-	$151,735
Todd Patrick	$51,250	$90,485	-	-	-	-	$141,735
Ian Webb	$51,250	$90,485	-	-	-	-	$141,735
David Johnson	$31,000	$90,485	-	-	-	-	$121,485

(1)	The value of the time-based share-based awards reflects the fair value of share units granted on June 8, 2017. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.59%; b) expected life of 1.00 years; c) the price of the stock on the grant dates were $5.75; d) expected volatility of 63.90%; e) forfeiture rate of 3.82%%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information for each director regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Equity-Based Awards”.

Option Based Award					Share Based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the-Money options at FY-End ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value at share-based awards not paid out or distributed ($)
Anthony Holler	25,000	$0.48	12-Dec-2023	$54,231	16,000	$42,400	$0
Todd Patrick	4,687	$0.48	12-Dec-2023	$10,184	16,000	$42,400	$0
Ian Webb	25,000	$0.48	12-Dec-2023	$54,231	16,000	$42,400	$0
David Johnson	25,000	$0.48	12-Dec-2023	$54,231	16,000	$42,400	$0
	100,000	$0.48	19-Dec-2023	$217,282

(1)	These options vest equally over 16 quarters, first vesting occurs three months after grant date.

(2)	Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Common Shares as at December 31, 2017 of $2.65 on the NYSE and the exercise price of the options.

Incentive Plan awards – value vested or earned during the year

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)(3)	Non-equity incentive plan compensation – value earned during the year ($)
Anthony Holler	-	$98,999	N/A
Todd Patrick	-	$98,999	N/A
Ian Webb	-	$98,999	N/A
David Johnson	$139,937(2)	$98,999	N/A

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	25,000 options exercisable at $0.48 vested on March 19, 2017, June 19, 2017, September 19, 2017 and December 19, 2017. The closing prices of the Common Shares on the NYSE on March 19, 2017, June 19, 2017, September 19, 2017, and December 19. 2017 were $8.50, $5.65, $2.75, and $2.45, and 6,250 options exercisable at $0.48 vested on March 12, 2017, June 12, 2017, September 12, 2017 and December 17, 2017. The closing prices of the Common Shares on the NYSE on March 12, 2017, June 12, 2017, September 12, 2017 and December 12, 2017 were $7.75, $5.65, $2.45, and $2.25. Options were granted at market prices.

(3)	Restricted share units vested on June 9, 2017. The closing prices of the Common Shares on the NYSE on June 9, 2017 was $5.80.

Directors and Officers Insurance

The Company provided insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to customary exclusions and limitations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan and the Existing Share Unit Plan are the only equity compensation plans of the Company. The following table sets forth the information with respect to the options and share units outstanding under the plans at December 31, 2017.

Plan category	Number of common shares to be issued upon exercise of outstanding options and share units	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders	3,731,187	$0.55	3,570,672
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,731,187	$0.55	3,570,672

For more information about the Company’s equity compensation plans, see “Equity-Based Awards” above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers or proposed nominees for election as a director of the Company, nor any associate of any of such persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading “Matters to be Acted Upon at the Meeting”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. The Canadian Securities Administrators have implemented National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) in each of the provinces and territories of Canada. In addition, the Canadian Securities Administrators have adopted National Instrument 52-110 – Audit Committees (“NI 52-110”), which prescribes certain requirements in relation to audit committees. The Board is of the view that the Company’s general approach to corporate governance, summarized below, meets or exceeds the applicable guidelines and requirements.

The Board

Structure

The Board is currently composed of five directors. The Board has determined that four of the current directors, Messrs. Holler, Patrick, Webb and Johnson, are “independent” as defined in NI 58-101. The Board has concluded that one director, Mr. Wright, is not independent as defined in NI 58-101. Mr. Wright is not independent as he is the CEO. Certain directors of the Company are directors of other reporting issuers as disclosed above under the heading “Matters to be Acted Upon at the Meeting – Election of Directors”.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The directors can request at any time a meeting restricted to independent directors for the purpose of discussing matters independently of management. The independent directors generally meet without management at each quarterly meeting of the directors.

The following table sets forth the attendance of the directors at Board and Committee meetings from January 1, 2017 through December 31, 2017.

				Nominating and Corporate	Meeting attended %
Director	Board	Audit	Compensation	Governance	Board	Committee
Anthony Holler	4	4	1	1	100%	100%
Todd Patrick	4	4	1	1	100%	100%
Ian Webb	4	4	1	1	100%	100%
David Johnson	4	n/a	n/a	n/a	100%	n/a
Edward Wright	4	n/a	n/a	n/a	100%	n/a

Position Description

The Board has developed written position descriptions for members of the Board, the Chair of the Board, and for the CEO.

Orientation and Continuing Education

Every new director is provided with an information package that includes a description of the Company and its policies and procedures as well as a copy of the mandate of the Board and its committees. Every new director is invited to meet with each senior executive in order to acquire an understanding of each sector of activity and to get to know the executives. Most Board meetings include presentations by various functional areas, to give Board members additional insight into the business. The Company will support Board members who wish to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees. The Board monitors compliance with the Code by charging management with bringing to the Board’s attention any issues that arise with respect to the Code. During the previous fiscal year, no allegations of misconduct in relation to the Code were brought to the Board’s attention.

Under the Code, our directors, officers and employees are prohibited from trading securities of the Company while in possession of material, non-public information about the Company. A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com.

Except as otherwise disclosed herein, the Company has no contracts or other arrangements in place, which any of its directors or officers has a material interest in, and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and then be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Compensation

The Compensation Committee is responsible for recommending to the Board the structure and terms of the CEO’s compensation, including base salary and short and long term incentive bonuses. The Compensation Committee is further responsible for reviewing and agreeing on the key performance indicators (“KPIs”) that are used to assess the performance of the CEO. The Compensation Committee reviews the performance of the CEO against these KPIs and makes recommendations to the Board with respect to the CEO’s compensation based on its evaluation. The Compensation Committee negotiates and makes recommendations to the Board with respect to the employment contract of the CEO.

The Compensation Committee reviews and makes recommendations to the Board regarding the major components of compensation for all of the Company’s executive officers. See “Compensation Discussion & Analysis” above. The Compensation Committee monitors the general compensation and employment contract policies of the Company.

The Compensation Committee recommends director’s compensation for consideration by the Board annually, based on a review of the compensation for peer companies.

The Committee did not retain a compensation consultant or advisor during the most recently completed financial year.

Mandate of the Board

The Board has adopted a written mandate that defines its stewardship responsibilities. The Board’s principal responsibilities are:

•	to supervise and evaluate management;

•	to provide leadership and direction to management and oversee the conduct of the business;

•	to set policies appropriate for the business and to approve corporate strategies and goals; and

•	to nominate directors.

The Board believes that its mandate and responsibilities should be carried out in a manner consistent with effective and efficient operation of the Company and enhancement of shareholder value.

The Board reviews and approves an operating and capital budget for each fiscal year. Management is authorized by the Board to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board and responding to shareholder concerns and enquiries.

The Board meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company’s affairs and the opportunities or risks which the Company faces. In 2017, the Board met a total of 4 times.

Nomination of Directors

The Board and the Corporate Governance and Nominating Committee identify new candidates for election to the Board. The Corporate Governance and Nominating Committee will consider potential candidates and arrange for interviews with the interested candidates, as appropriate. The key suitability criteria may include the following:

•	Professional background and related qualifications.

•	Industry experience and relevant professional relationships.

•	Other board appointments.

•	Professional standing and reputation in the investment and medical communities.

•	Membership of industry committees.

•	Particular technical or financial background depending on the mix of experience on the Board at that time.

•	Enhancement of diversity.

The Board reviews any recommendation of the Corporate Governance and Nominating Committee and makes the final determination about director nominations and appointments. Where appropriate, independent consultants may be engaged to identify possible new candidates for the Board. Further information about the Corporate Governance and Nominating Committee is below under the heading “Corporate Governance and Nominating Committee.”

Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee periodically reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and the individual directors. The process for such evaluations may include the following:

•	individual discussions between each director and an independent consultant and/or members of the Corporate Governance and Nominating Committee;

•	with regard to individual director assessments, peer and/or self-evaluations; and

•	individual discussions with those members of senior management who regularly interact with the Board.

The Corporate Governance and Nominating Committee oversees the implementation of the Board evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations. The Board then considers the results and recommendations to determine what, if any, action should be taken.

Committees of the Board

The Company has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Company’s: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors’ reports; and (e) risk identification, assessment and management program. It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Company. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. It is also empowered to instruct and retain outside counsel or other experts as required.

Charter of the Audit Committee

Organization

An Audit Committee shall be appointed annually by the Board and shall consist of at least three (3) members from among the directors of the Company. Each Audit Committee member shall where possible be an independent director, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All Audit Committee members shall be sufficiently versed in financial matters to understand the Company’s accounting practices and policies and the major judgements involved in preparing the financial statements.

The Board shall designate the Chair of the committee.

Statement of Policy

The committee shall fulfill its responsibilities within the context of the following principles:

1)	General
The committee expects the management of the Company to operate in compliance with the laws and regulations governing the Company and to maintain as strong a financial, reporting and control process as resources permit.

2)	Communications The committee shall have direct, open and frank communications throughout the year with management, other committee Chairs, and the external auditors.

3)	Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the committee in consultation with the committee members, management and the external auditors.

4)	Information Needs

The committee expects that written materials will be received from management and the external auditors at least five (5) days in advance of the meeting dates.

5)	In-Camera Meetings

At each meeting, the committee shall meet in private session and may meet with the external auditors, with management, and with the committee members only.

6)	Reporting to the Board

The committee, through its Chair, shall report after each committee meeting to the Board at the Board’s next regular meeting.

7)	The External Auditors

The committee expects that in discharging its responsibilities to the shareholders, the external auditors shall be accountable to the Board through the committee. The external auditors shall report all material issues or potentially material issues to the committee.

Operating Procedures

1)	The committee shall meet at least four (4) times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chair upon the request of two (2) members of the committee or at the request of the external auditors.

2)	A quorum shall be a majority of the members.

3)	Unless the committee otherwise specifies, the Company’s Corporate Secretary shall act as Secretary at all meetings of the committee.

4)	In the absence of the Chair of the committee, the members shall appoint an acting Chair.

5)	A copy of the minutes of each meeting of the committee shall be provided to each member of the committee and to each director of the Company in a timely fashion.

Specific Responsibilities and Duties

To fulfil its responsibilities and duties, the committee shall:

Financial Reporting

1)	Review the Company’s annual and quarterly financial statements with management, the Company’s accountant, and/or the external auditors, as applicable, to gain reasonable assurance that the statements are accurate, complete and in accordance with International Financial Reporting Standards.

2)	Receive from the external auditors reports on their review of the annual and quarterly financial statements as applicable.

3)	Receive from management a copy of the representation letter provided to the external auditor and receive from management any additional representations required by the committee.

4)	Review and, if appropriate, recommend approval to the Board of news releases, management discussion and analysis, annual information forms and reports to the shareholders issued by the Company with respect to the Company’s annual and quarterly financial statements.

5)	Review and, if appropriate, recommend approval to the Board of prospectuses, and material change disclosures of a financial nature.

6)	Review financial related press releases.

Accounting Policies

1)	Review with management and the external auditors the appropriateness of the Company’s accounting policies and disclosures.

2)	Review with management and the external auditors the Company’s underlying accounting policies and any significant estimates and judgements.

Risk and Uncertainty

1)	Review with management the significant financial risks and principal business risks facing the company and gain reasonable assurance that they are being effectively managed or controlled.

2)	Ascertain that policies and procedures are in place to minimize environmental, occupational health and safety, and other risks to asset value.

3)	Review the adequacy of insurance coverage maintained by the Company.

4)	Review regularly with management, the external auditors and the Company’s legal counsel any legal claim or other contingency that could have a material effect upon the financial position of the Company.

Financial Controls and Control Deviations

1)	Review the plans of the external auditors to gain reasonable assurance that the review and evaluation of internal financial controls is comprehensive, coordinated and cost effective.

Compliance with Laws and Regulations

1)	Review regular reports from management and the external auditors with respect to the Company’s compliance with laws and regulations having material impact on the financial statements, environmental protection laws and regulations, various tax and other withholding accounts and other laws and regulations which expose directors to liability.

Relationship with External Auditors

2)	Recommend to the Board the nomination of external auditors.

3)	Approve the remuneration and the terms of engagement of the external auditors as set out in the engagement letter.

4)	Review the performance of the external auditors annually.

5)	Receive a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for any non-audit services by the Company.

6)	Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, the general overall audit plan and the materiality levels, which the external auditor proposes to employ. Review the results of the external audit with the external auditors including the auditor’s report, overall presentation of the financial statements, any adjustments needed or contemplated, areas of difficulty and any changes to the original audit plan.

7)	Meet with the external auditors in the absence of management to determine that no management restrictions have been placed on the scope and extent of the audit examinations conducted by the external auditors or the reporting of their findings to the committee.

8)	Establish effective communication processes with management and the Company’s external auditors to assist the committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the committee.

Other Responsibilities

1)	Approve annually the reasonableness of the expenses of the CEO.

2)	After consultation with the CFO and the external auditors, gain reasonable assurance annually of the quality and sufficiency of the Company’s accounting personnel.

3)	Perform such other functions as may from time to time be assigned to the committee by the Board.

Accountability

1)	Review and update its Charter on a regular basis for approval by the Board.

2)	From time to time, as requested by the Board, disclose its mandate and its Charter in the Company’s statement of corporate governance practices.

Engagement of Advisors

The committee may engage independent counsel and other advisors as it determines necessary to carry out its duties.

Composition of Audit Committee

The Audit Committee is currently comprised of, and following the election to the Board of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent(1)	Financially literate or not financially literate(2)	Relevant education and experience
Dr. Anthony Holler	Independent	Financially literate	Previously CEO and director of ID Biomedical Corporation
Todd Patrick(3)	Independent	Financially literate	Previously President and director of ID Biomedical Corporation
Ian Webb	Independent	Financially literate	Previously solicitor practicing corporate law and director of ID Biomedical Corporation

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	Todd Patrick is also an “audit committee financial expert” as described in Section 407 of the Sarbanes-Oxley Act of 2002.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chair of the Audit Committee deems as necessary who will notify the other member of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

All fees billed by KPMG LLP, the Company’s external auditor, during the two most recently completed financial years are as follows:

	Year ended December 31, 2017 (CDN)	Year ended December 31, 2016 (CDN)
Audit Fees	$354,250	$304,000
Audit-Related Fees	$nil	$nil
Tax Fees	$90,876	$69,831
All Other Fees	$nil	$nil
Total	$445,126	$373,831

Audit Fees: All services performed by KPMG LLP in connection with the review of annual consolidated financial statements of the Company, including services performed to comply with generally accepted auditing standards.

Audit Related Fees: All services performed by KPMG LLP in connection with the review of quarterly financial statements in accordance with generally accepted standards for a review, equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews.

Tax Fees: All services performed by KPMG LLP in connection with tax planning, compliance and advice.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s mandate is to undertake activities as needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders. The Committee’s responsibilities include overseeing the effective functioning of the Board, reviewing the relationship between management and the Board, ensuring that the Board can function independently of management, reviewing the size and composition of the Board, reviewing the committee structure of the Board and identifying new nominees to the Board.

The Corporate Governance and Nominating Committee, following the election to the Board of the nominees proposed in this Information Circular, will be comprised of the following individuals:

Name	Independent/non-independent	Management/non-management
Dr. Anthony Holler	Independent	Non-Management
Todd Patrick	Independent	Non-Management
Ian Webb	Independent	Non-Management

Compensation Committee

The Compensation Committee consults generally with, and makes recommendations to, the Board on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. See “Board– Compensation” above.

The Compensation Committee is currently comprised of, and following the election to the Board of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent	Management/non-management
Ian Webb	Independent	Non-Management
Dr. Anthony Holler	Independent	Non-Management
Todd Patrick	Independent	Non-Management

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

1)	one copy of the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016 together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to such financial statements;

2)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; or

3)	at any other time, one copy of any of the documents referred to in (1) and (2) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder in the Company.

Copies of the above documents will be provided, upon request to the Secretary of the Company, at Suite 578 – 999 Canada Place, Vancouver, BC, V6C 3E1, free of charge to a shareholder of the Company. Additional financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2017 and Management’s Discussion and Analysis thereof. The above documents, together with additional information relating to the Company is available on SEDAR at www.sedar.com. Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Annual General Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the proxy to vote with regard to those matters in accordance with their best judgment.

ENQUIRIES

This document is important and requires your attention. Enquiries concerning information in this document should be directed to Richard Bear, Chief Financial Officer, via telephone toll free (North America) at 1-800-660-2153 extension 1048, or by e-mail: info@crhmedcorp.com.

DATED at Vancouver, British Columbia as of the 11th day of May, 2018.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

CRH MEDICAL CORPORATION

“Edward Wright”

Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North American Toll Free

1-877-452-7184

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416-304-0211

Email: assistance@laurelhill.com